EXHIBIT 99.77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Fund was held on April 17, 2008, at which the shareholders approved a new investment advisory agreement between the Fund and J.J.B. Hilliard, W.L. Lyons, LLC. Details regarding the new investment advisory agreement and the special shareholder meeting are contained in a definitive proxy statement filed with the Securities and Exchange Commission on February 22, 2008. The votes cast at the special shareholders meeting were as follows:

                              For                Withheld               Abstain
                              ---                --------               -------

Common Shares             931,074,857           13,368,655            21,320,185